Exhibit 20.1

TLSS Issues Interim Update

JUPITER, FLORIDA - (Accesswire) – September 14, 2023 - Transportation and Logistics Systems, Inc. (OTC PINK: TLSS), (“TLSS” or the “Company”), the parent company of certain wholly-owned operating subsidiaries, which together, provide a suite of logistics and transportation services, is pleased to issue the following update to its stakeholders from its Chairman and Chief Executive Officer, Mr. Sebastian Giordano.

Dear Valued Stockholders, Investors and Interested Third-Parties

Introduction

Given the significant developments in the industry and with the Company thus far in 2023, we want to ensure that all stakeholders have the most up-to-date and accurate information possible about the market in which TLSS’s operating subsidiaries do business.

Industry Trends

However, before delving into the recent effects of the market on the Company’s performance and how trends in the market might affect the Company’s plans, I think that it is imperative that readers have an understanding of the current realities of the state of the trucking industry thus far in 2023.

According to a recent article in Freight Waves,1 America’s $875 billion trucking industry is struggling.

On one side of the industry, the number of authorized small to medium sized interstate trucking fleets in the US declined by nearly 9,000 in the first quarter of 2023, according to federal data analyzed by Motive, a fleet management technology company.

In addition, the problems have assuredly reached many mega-carriers. In fact, here are some of the highlights from first quarter earnings:

●	J.B. Hunt lost $5.4 million in the first quarter of 2023, compared to $24.2 million earnings in the first quarter of last year. It moved 25.5% fewer loads.

●	Knight-Swift’s truckload sector recorded an 8% decline in revenue, 6.4% more deadhead miles and 9% less revenue per tractor.

●	PAM Transportation’s adjusted operating income fell by 46.7% year over year (y/y) in the first quarter. Its operating ratio hit a stress-inducing 99.3%, which means its operating expenses pretty much equaled its total revenue.

●	The operating income at Landstar System fell by 37.8%.

●	Old Dominion Freight Line said its April tonnage was down 15% y/y. However, in the first quarter, it managed to keep revenue per shipment up by 5.9%.

●	Saia’s first-quarter income dropped by 4.2% y/y and shipments per workday decreased 7.1%.

1 https://www.freightwaves.com/news/trucking-bloodbath-snares-fleets-large-and-small

Moreover, the biggest event recently was the announcement that YRC, otherwise known as Yellow, a 100-year-old, $5 billion revenue company and the third-largest small-freight trucking company in a part of the industry known as “less than truckload” shipping, filed for bankruptcy.2

The obvious question is “what is going on”?

One of the main issues currently plaguing the industry is a significant shortage of freight. In basic terms, here’s how the situation is playing out:

●	Demand for all sorts of consumer goods is falling as the cost-of-living rises.

●	This has led to U.S. manufacturing orders decreasing.

●	Meanwhile, imported goods from China fell by 40% this past winter. So, fewer cargo ships are arriving in U.S. ports than usual.

●	More truckers are now forced to bid on fewer loads.

Freight rates have dropped across the board, with declines in every major shipping category, including:

●	Flatbed rates are 6% lower y/y.

●	Van rates are estimated to be 1% lower y/y.

●	Reefer rates are at 3% lower y/y.

But spot rates have been hit the hardest. A spot rate in trucking is a one-time fee that a shipper pays to move a load (or shipment) at current freight market pricing. Spot rates are a form of short-term, transactional freight pricing that reflects the real-time balance of carrier supply and shipper demand in the market. For well over a year, spot rates have been plummeting across the USA. Some industry analysts peg spot rates nearly 70% lower this March compared to March 2022.

And this trend is being intensified by a crowded industry. A surge in the number of new truck companies coming into operation took place during the short-lived post-COVID economic recovery. An oversaturation of trucking companies in operation means even more competition for ~~l~~ower paying loads.3

2 https://www.nytimes.com/2023/08/07/business/yellow-trucking-bankruptcy.html

3 https://ecapital.com/blog/is-the-trucking-recession-here-what-truckers-need-to-know/#:~:text=The%20decline%20in%20transportation%20of,means%20less%20loads%20to%20transport.

From an operating cost perspective, in a June 2023 study by the American Transportation Research Institute (“ATRI”), entitled “An Analysis of the Operational Costs of Trucking: 2023 Update”4, after a strong 2021, the trucking industry entered a weaker economy in 2022. GDP declined as inflation soared during the first two quarters of 2022, and trucking rates fell throughout the year. Federal and industry sources reported rising costs in key areas. Fuel costs started spiking after Russia invaded Ukraine in February 2022. Truck purchase prices remained high even while availability improved, as did repair and maintenance costs.

ATRI’s comprehensive analysis found that expenses rose in almost every cost center during the last year, including double-digit increases in fuel, truck and trailer payments, repair and maintenance, and driver wages. As a result, 2022 broke the 2021 record for the costliest year to operate in the trucking industry – whether calculated with, or without, fuel.

These are just some of the general industry forces that are impacting all trucking companies.

Business Update

We kicked off 2023 with the acquisition of Severance Trucking Company, Inc., a 120-year old LTL trucking business with locations in Dracut, Massachusetts and North Haven, Connecticut on January 31st (“Severance”).

As I stated in my January 26, 2023 letter, the deal established us as a regional carrier in the Northeast US, expanding our territory, from the Metro NY/NJ area, up through New England and Canada.

The expectation with this acquisition was, and remains, to extend the coverage for both our existing customers and Severance customers, while opening up the opportunity to target larger customers, previously unavailable to us, given our new expanded geographic footprint. Although Severance was predominantly an LTL carrier, our intention is to ultimately expand our services in its region, as well.

As we were closing the Severance acquisition, Freight Connections (“FC”) came out of the gate strong this year with record revenues of $1,082,000 and $1,136,000 and positive EBITDA in January and February 2023, respectively, and Cougar/JFK had positive EBITDA in January 2023, reflective of the substantive cuts made in that operation’s expenses in Q4 2022.

However, we then began to feel the impact of both the general industry slowdown, as well as the end of a major FC customer project. In addition to the well-known softness in the trucking industry that has plagued the industry in 2023, Severance’s largest customer decided to redirect its primary routes through another region of the country rather than New England to reduce its operating costs, which has also had a significant impact on that sub’s revenues. On a comparable basis, Severance revenue (without regard to this customer) were actually up.

Although revenues have been lower than anticipated, we have continued operational cost reduction efforts, which, once revenue rebounds, we expect will have an immediate positive impact on financial results.

4 https://truckingresearch.org/wp-content/uploads/2023/06/ATRI-Operational-Cost-of-Trucking-06-2023.pdf

New Sales and Marketing Efforts

In recent weeks, we publicly announced the commencement of several new and exciting organic growth initiatives that we believe will revive and increase revenues. Since they involve both expanding existing relationships and securing brand-new ones, we see this as validation of our acquisition strategy and ability to leverage them into revenue growth, in spite of the current market conditions. Among these initiatives, we:

●	Extended an existing long-term relationship with an FC customer to now include our Severance coverage area. That customer generated over $1,000,000 in revenue in 2022, and we believe it could have the effect of doubling the revenue with that customer over the next year;

●	Announced a new expedited LTL service;

●	Began a new partnership with a West Coast expedited LTL carrier currently serving all of our coverage areas where we will be its final-mile delivery partner; and

●	Expect to begin working with several new large customers in the coming weeks.

From a sales perspective, the evolution of our business is not done overnight. When we analyzed our acquisitions, we knew that most of the Cougar/JFK business was generated through third-party freight forwarders/brokers; FC was mostly generated by its principal; and Severance, by virtue of its 100-year presence in the market. Moreover, each provides different services. We have done an extensive assessment of how we want to enhance our approach to generating organic revenue growth with existing customers and in pursuit of new ones.

In particular, Severance has always had a stellar reputation of exemplary service in New England, yet in recent years, prior to our acquisition, did not make a concerted effort to grow its network, or even revenue. As we actually get in front of customers on a regular basis, we see tremendous opportunity to leverage this and are poised to become a premier LTL provider in the Northeast.

In that regard, we have been in the process of reorganizing our sales organization, especially as the Severance operation has not had any sales representation in the Connecticut market for nine years or the Massachusetts area for over five years. Having recently filled those positions, we have already seen the addition of seven new accounts added in recent weeks, with several more expected to commence within the next thirty days. As this momentum starts to build, we plan for future business development additions later this year to cover Rhode Island, Central MA, Northern MA, Southern New Hampshire, as well as to support Cougar/JFK on Long Island and FC in New Jersey.

Though the demise of Yellow Freight has not affected us directly, we are beginning to see additional tonnage/revenues from some of our partner carriers and are evaluating strategies to address this gap in the market.

Moreover, we are working on a series of targeted marketing and communication initiatives in support of our direct sales efforts. Again, the businesses we acquired historically have done little to no advertising, marketing or promotion. However, we intend to act aggressively in this area.

Cost Savings Initiatives

While we believe that many in the industry have reduced operating costs, at the expense of service, we have actually improved our service offering across all of our operations, while making significant reductions in our operational costs. Running an efficient, profitable operation and offering service, second to none, remains our primary operational deliverable. Nevertheless, it remains a delicate balance navigating the current downward pricing pressure and the margin squeeze of rising operating costs.

As previously stated, we made substantive cuts in the Cougar/JFK operation during the fourth quarter of 2022 and have been able to significantly reduce labor costs at the other operations, including driver, warehouse and mechanic payroll costs, as well as vehicle repair and maintenance expense, the latter due in part to the implementation of a new fleet maintenance system.

Moreover, we have assessed our fixed costs as well and are making decisions and adjustments to reduce or eliminate, where available, some of which are discussed below.

Integration Efforts

In recent months, as we continue to streamline and consolidate operations, we have:

●	equipped all of our drivers with tablets with real-time tracking of drivers and shipments, along with POD information, in real time;

●	implemented a centralized safety department, including the auditing of operations to ensure compliance, while working to reduce the incidence of roadside inspections, driver and management training, pre-employment analysis, installation of telematics to examine real-time driver behavior, extensive incident investigation and overall standardization of policies; and

●	instituted centralized claims processing.

Our most significant integration initiative remains the implementation of a single operating system, which we expect to report on in the coming months. We know that this will have a significant positive impact on our operations, billing, and reporting functions.

Cash Flow Considerations

In addition to continuing cost saving and integration measures discussed above, we have taken other steps to improve our cash flow, while we intensify efforts to grow revenues and evaluate capital raising options.

To that end, in addition to having recently raised approximately $600,000 from a discounted warrant offer, some of the other cash flow improvements currently underway, include:

●	Assessing expiring vehicle leases to either refinance/terminate;

●	Refinancing certain vehicle debt to reduce monthly payments; and

●	Renegotiating seller notes on JFK and Severance acquisitions.

Pursuing cash enhancement strategies is an ongoing process, but it is absolutely imperative that our operations become self-sustaining by achieving and maintaining profitability. We feel that our current operational cost structure has lowered our breakeven sales threshold and has us well-positioned to become operationally profitable, as revenues recover.

However, we recognize that while we have been able to defer our seller note obligations, we are evaluating various refinancing and pay-off options of these upcoming obligations.

Corporate Update

The Board continues to take the necessary steps to prepare the Company for its next stage of growth, including having recently increased the number of authorized shares, which is needed to facilitate acquisitions and/or raise equity capital. We will continue to prudently assess how and when to raise the capital necessary to fund our corporate overhead and public costs as well as growth opportunities, as they arise.

We continue to actively pursue multiple acquisition opportunities that we believe, if consummated, would significantly alter the Company’s future prospects.

Our pipeline of traditional trucking acquisition targets remains strong. Notwithstanding, given the current state of the industry, we are being extremely diligent in evaluating them, to ensure that we find the right fit(s) for our expansion plans, at the right valuations, especially since we have seen many targets experience quite a bit of revenue/profit decline in the last year.

Meanwhile, our primary M&A pursuit remains centered around technology capabilities that would clearly differentiate the Company and, which we believe, would significantly set us apart from our competitors.

The goal is clear and unchanged, while we will continue to seek fundamental trucking/warehousing opportunities, we are aggressively targeting a transformative transaction that would dramatically alter the Company’s positioning in the market and which could significantly enhance our growth trajectory. A traditional trucking operation would continue to underpin a solution-based, technology driven, hypergrowth strategy. We have not deviated from this plan.

I have to re-emphasize that we are not yet in a position to go into any further detail and will only do so, unless and when definitive agreements are executed. The opportunities we are pursuing are both significant and complex, which are contributing factors to the length of time needed to identify, evaluate, negotiate, document and consummate.

Also, having closed three transactions in a mere six months between July 31, 2022 and January 31, 2023, we needed to take some time to properly digest those acquisitions and ensure that we have the proper foundation before adding more, especially during a down-market period. Battling through these challenging industry and economic forces did hamper some of our planned progress, as we needed to prioritize management’s focus on the existing operations during this period.

We believe such developments, along with some of the new initiatives we recently announced publicly and reiterated above, are indicative of positive things to come.

Closing Comments

Over the past several years, TLSS has weathered quite of bit, but continually manages to defy the odds.

After eradicating $30 million of toxic debt and liabilities and reducing them to ZERO, we then replaced what was a one-dimensional, $30 million negative gross margin business, burning $1.1 million per month with a diversified operation of similar revenues, but with greater growth potential. Along the way, we have had announced and unannounced deals not materialize for various reasons, but we have forged ahead.

The businesses we did add in 2022 and 2023, when acquired, should have made us immediately operationally profitable, but the downturn in the economy and the trucking industry hit our business, as it did many others, some of whom have not survived. As the business environment changed, resulting in our not achieving expected operational results, it definitely had an impact on other aspects of our plans. For example, it short-circuited our ability to finalize debt financing that was lining up for refinancing acquisition seller notes, which is why we have renegotiated them in the short-term, as we assess various alternatives.

For certain, we have made and will continue to make the necessary adjustments to get our operations back to those expectations as readily as possible. In our view, the quicker we can get these operations back in the black, we would expect to see the market respond accordingly, regardless of what M&A transactions we may complete.

Our overriding goal remains to increase shareholder value. In order to accomplish this, our focus remains:

●	first, that our existing operations deliver profitable results;
●	second, to demonstrate the ability to organically grow acquisitions;
●	third, seize game-changing technology acquisition with hyper-growth trajectory; and
●	fourth, geographically expand our underlying trucking/warehouse footprint and capabilities.

We are certainly not pleased with the current stock price, but we believe that these realistic and attainable objectives will, in our opinion, provide the validation that TLSS is, in fact, a viable, growing business that should ultimately attract the proper attention in the market. Based upon the Board’s assessment of the opportunity, we believe we are getting closer to that day. It’s not without challenges or hurdles, however, the one thing we have proven over time, is a keen ability to meet them head-on and overcome them.

Our expectations as we prepare to enter the fourth quarter are to:

●	See a rebound in operational results;
●	Secure additional financing; and
●	Formalize our next M&A transaction.

These, we believe, will put us back on track towards accomplishing our previous stated revenue and growth goals.

The Board and management remain highly optimistic about the Company’s ability to meet its core objectives despite the current state of the industry. We will continue to update you, as things progress.

Finally, on behalf of the Board of Directors and management, we extend our sincere appreciation to all of our stockholders and look forward to your continued support.

Respectfully yours,

Sebastian Giordano

Chairman and Chief Executive Officer

About Transportation and Logistics Systems, Inc.

TLSS is a publicly-traded holding company. Its wholly-owned operating subsidiaries, Cougar Express, Inc., Freight Connections, Inc., JFK Cartage, Inc. and Severance Trucking Co., Inc., together provide a full suite of logistics and transportation services.

Services include LTL, TL, cartage, airport, container freight station pickup and drayage, transloading, construction trade, warehousing and distribution, pool distribution and final mile, TSA certified, white glove delivery and now, overnight service. For coverage area and pricing, please contact your nearest service center. In NY (516.239.0244), in NJ (201.933.6027) and in MA (800.225.1111).

For more information about TLSS, visit the Company’s website, www.tlss-inc.com.

Forward Looking Statements

Statements in this press release regarding the Company that are not historical facts are forward-looking statements and are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. Any such forward-looking statements, including, but not limited to, financial guidance, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not directly or exclusively relate to historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “intend,” “plan,” “goal,” “seek,” “strategy,” “future,” “likely,” “believes,” “estimates,” “projects,” “forecasts,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology. These include, but are not limited to, statements relating to future events or our future financial and operating results, plans, objectives, expectations, and intentions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not be achieved. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they represent our intentions, plans, expectations, assumptions, and beliefs about future events and are subject to known and unknown risks, uncertainties, and other factors outside of our control that could cause our actual results, performance, or achievement to differ materially from those expressed or implied by these forward-looking statements. In addition to the risks described above, these risks and uncertainties include: our ability to successfully execute our business strategies, including integration of acquisitions and the future acquisition of other businesses to grow our company; customers’ cancellation on short notice of master service agreements from which we derive a significant portion of our revenue or our failure to renew such master service agreements on favorable terms or at all; our ability to attract and retain key personnel and skilled labor to meet the requirements of our labor-intensive business or labor difficulties which could have an effect on our ability to bid for and successfully complete contracts; the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; our failure to compete effectively in our highly competitive industry could reduce the number of new contracts awarded to us or adversely affect our market share and harm our financial performance; our ability to adopt and master new technologies and adjust certain fixed costs and expenses to adapt to our industry’s and customers’ evolving demands; our history of losses, deficiency in working capital and a stockholders’ deficit and our historical inability to achieve sustained profitability; material weaknesses in our internal control over financial reporting and our ability to maintain effective controls over financial reporting in the future; our substantial indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations; the impact of new or changed laws, regulations or other industry standards that could adversely affect our ability to conduct our business; and changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural or man-made disasters.

These forward-looking statements represent our estimates and assumptions only as of the date of this release and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this letter. Given these uncertainties, you should not place undue reliance on these forward-looking statements and should consider various factors, including the risks described, among other places, in our most recent Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q, as well as any amendments thereto, filed with the Securities and Exchange Commission.

Investor Contact:

Email: info@tlss-inc.com

Phone: 1.833.764.1443